

Mail Stop 7010

July 30, 2008

<u>**Via U.S. Mail and Fax (214) 397-3416**</u>
Mr. J.W. Swent
Chief Financial Officer
ENSCO International Incorporated
500 North Akard Street, Suite 4300
Dallas, TX 75201-3331

      Re: ENSCO International Incorporated
              Form 10-K for the Fiscal Year Ended December 31, 2007
              Filed February 26, 2008

              Form 10-Q for the Quarterly Period Ended June 30, 2008
              Filed July 24, 2008
              File No. 1-08097

Dear Mr. Swent:

        We have reviewed your response letter dated July 18, 2008 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

<u>Form 10-K for the year ended December 31, 2007</u>

1.   We note your business consists of two distinct components - contract acquisition activities and contract execution activities. We also note your contract acquisition activities are managed centrally under the direction of your CODM. When reviewing your various filings under Form(s) 10-K, 10-Q, 8-K earnings releases, and 8-K contract status of rigs, we find all of your financial disclosure is by geographic segment - not by acquisition or execution activities. We also note from your prior responses that you employ geographic segment managers. Therefore, it appears that your business is organized and managed on a geographic basis. For example, we note in your Form 10-Q for the period ended

June 30, 2008, that you dropped day rates during 2007 to obtain contracts in the North and South America region due to decreased demand. Your Form 10-K for the year ended December 31, 2007 indicates you had increased demand for rigs in the Asia-Pacific and Europe/Africa regions. Please tell us how providing the geographic segment disclosure in your public filings correlates to your position that your business is managed on a rig by rig contract acquisition/contract execution basis.

2. We note the primary interest of the CODM is contract acquisition performance of each individual drilling rig. We also note you maintain certain financial information and prepare forecasts on a rig-by-rig basis and monitor the actual financial performance and evaluate it relative to forecasts on a regular basis. Also, your CODM makes decisions relative to the allocation of resources based on the types and capabilities of drilling rigs requested by your customers. Tell us if you consider each of your individual rigs an operating segment as defined by paragraph 10 of SFAS No. 131. If so, tell us how you consider the aggregation of your rigs into a single operating segment appropriate under the guidance of SFAS No. 131.

3. Please provide a copy of a complete set of information recently reviewed by your CODM in connection with allocating resources and evaluating performance of your worldwide fleet of rigs.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Bob Carroll at (202) 551-3362 or me at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Chris White

Chris White
Branch Chief